FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 24, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

SALE AND PARTNERSHIP AGREEMENT WITH TEIKOKU IN CONECTION WITH OPERATIONS IN ECUADOR

Buenos Aires, January 24, 2005 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE:PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), announces that its controlled company Petrobras Energía S.A. has entered into a sale and partnership agreement with Teikoku Oil Co., Ltd, whereby Petrobras Energía has transferred 40% of Blocks 18 and 31, located in Ecuador, as well as 40% of its rights and obligations under the transportation agreement with Oleoducto de Crudos Pesados.

Teikoku has agreed to contribute investments to develop Block 31, and 40% of the Company’s rights and obligations under a Ship-or-Pay crude oil transportation agreement with OCP, from the time when production from Block 31 reaches an average of 10,000 oil barrels a day for a term of 30 calendar days.

The transaction will not generate material accounting results.

The partnership with Teikoku Oil Co., Ltd will generate the synergy required to develop the full potential of those assets, by consolidating operations in Ecuador as a relevant component in the future development of businesses in that country and the Company’s business portfolio.

After this agreement, which is subject to approval by the Ministry of Energy of Ecuador, Petrobras Energía S.A. acting through its controlled companies in Ecuador will hold a 60% share in Block 31 and a 30% share in Block 18. Petrobras Energía S.A. will continue to be an operator in connection with both blocks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 01/24/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

#